EXHIBIT 1.1

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF COMPUGEN LTD.
("Articles")

PRELIMINARY

1.	Company Name

The name of the Company is "Compugen Ltd." (the "Company").

2.	Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the "Companies Law").

3.	Interpretation

(a)
Unless the subject or the context otherwise requires:  (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include corporate bodies.

(b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c)
The specific provisions of these Articles shall supercede the provisions of the Companies Law to the extent permitted under the Companies Law.  With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.	Limitation of Liability

The liability of each shareholder for the Company's obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5.	Authorized Share Capital

The share capital of the Company is NIS 1,000,000 (one million New Israeli Shekels) divided into 100,000,000 (one hundred million) Ordinary Shares of a nominal value of NIS 0.01 each (the "Ordinary Shares”)."

6.	Ordinary Shares

Ordinary Shares  in respect of which all calls have been fully paid shall confer on their holders the right to attend and to vote at, General Meetings (as defined in Article 26(a) below).  Subject to the rights of holders of shares with limited or preferred rights, Ordinary Shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

7.	Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide.  Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8.	Special Rights; Modifications of Rights

(a)
The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)	(i)
If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate general meeting of the holders of the shares of such class.

(ii)
The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate general meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate general meeting shall be two or more shareholders present in person or proxy and holding not less than thirty-three and a third percent (331/3%) of the issued shares of such class.

(iii)
Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)	The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i)	consolidate and divide any or all of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)
subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)
cancel any shares, which at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)	reduce its share capital in any manner, subject to any authorization or consent required by law.

(b)
With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the board of directors of the Company (the "Board" or the "Board of Directors") may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 9(b)(iv).

SHARES

10.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)
Share certificates shall bear the stamp or seal of the Company and shall bear the manual or facsimile signature of a member of the Board of Directors (a "Director") and/ or of any other person or persons authorized thereto by the Board of Directors. In the event that any Director or such other authorized person who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such Director or authorized person before such certificate is issued, it may be issued by the Company with the same effect as if it were such Director or authorized person at the date of issue.

(b)
Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)
A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register (as defined in Article 24(a) below) in respect of such co-ownership and such delivery shall be deemed sufficient delivery to all co-owners. The Company shall not be obligated to issue more than one share certificate to the joint holders.

(d)
If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors deem fit.

11.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person and the Company shall not be bound by or required to recognize any equitable, contingent, future or partial interest in any shares or any right whatsoever in respect of any shares other than an absolute right in the entirety thereof to the registered holder.

12.	Allotment of Shares

The authorized and unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may deem fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may deem fit.

13.	Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share or the person(s) entitled thereto.

14.	Calls on Shares

(a)
The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)
Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)
If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)
Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe. The Board of Directors shall, however, be at liberty to waive the payment of interest, wholly or in part.  No shareholder shall be entitled to receive any dividend or to exercise any privileges as a shareholder until they have paid all calls for the time being due and payable on every share held by them whether alone or jointly with any other person along with interest and expenses, if any.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15.	Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder's shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16.	Forfeiture and Surrender

(a)
If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, and subject to the provisions of the Companies Law, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of legal suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its sole discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.	Lien

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder's executors or administrators.

(d)
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder's executors, administrators or assigns.

18.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser's name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.	Redeemable Shares

The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same upon such terms and conditions as determined by the Board of Directors.

TRANSFER OF SHARES

20.	Effectiveness and Registration

Any transfer of shares of the Company which have not been fully paid-up will be subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion, refuse to approve a transfer of shares as aforesaid, without the need to provide reasoning for its decision. The shares of the Company, which have been fully paid-up are freely transferable.  No transfer of shares shall be registered or, if such approval is required, approved by the Board of Directors, unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) (if such have been issued) and such other evidence of title as the Board of Directors may require.  Until the transferee has been registered in the Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the Register is so closed.

 TRANSMISSION OF SHARES

22.	Decedents' Shares

(a)
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22 (b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

23.	Receivers and Liquidators

(a)
The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)
The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

24.	Register of Shareholders

(a)
The Company shall keep a Register (as defined in this Article 24(a)) in which it may record such information as may be deemed appropriate by the Board of Directors and/or as may be permitted by the Companies Law or these Articles.  In addition, the Company shall record in the Register the following information:

(i)	The names and addresses of the shareholders, the number of shares held by each shareholder and the amount paid or the amount to be considered as paid on the shares of each shareholder;

(ii)	The day each person was registered in the Register as a shareholder;

(iii)	The amounts called, if any, that are due on the shares of each shareholder; and

(iv)	Any other information required by the Companies Law or these Articles to be recorded in the Register.

For the purposes of these Articles the "Register" means the principal register of shareholders of the Company, to be kept in accordance with the Companies Law, and/or, if the Company shall have any additional or branch register(s), any such additional or branch register(s) as the case may be.

(b)
The principal register shall be kept at the registered office of the Company for the time being (the "Office") and, apart from the times the Register is closed in accordance with the provisions of the Companies Law or these Articles, shall be open to the inspection of any shareholder free of charge, and of any other person at such fee as the Company shall determine for each matter, during regular business hours.

(c)
The Register may be closed for such period, if any, as the Board of Directors shall determine from time to time, on the condition that the Register shall not be closed for a period exceeding 30 days during any calendar year; and on the additional condition that the Register shall not be closed unless a notice has been published in accordance with the provisions of the Companies Law, if required.

GENERAL MEETINGS

25.	Annual General Meeting

(a)
An annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding annual General Meeting) and at such place either in the State of Israel or abroad as may be determined by the Board of Directors. Such meetings shall be called "Annual General Meetings".

(b)
Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the Directors and auditors, to appoint the Company’s auditors and to transact any other business which under these Articles or the Companies Law may be transacted at a general meeting of shareholders.

26.	Special General Meetings

(a)
All general meetings of shareholders of the Company other than Annual General Meetings shall be called "Special General Meetings." A general meeting of shareholders of the Company whether it is an Annual General Meeting or a Special General Meeting, will be referred to as a "General Meeting".

(b)	The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

(c)
The Board of Directors shall be obligated to convene a Special General Meeting, upon requisition in writing in accordance with the Companies Law , at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors. .

27.	Convening of General Meetings

(a)	The Company shall not be required to deliver or serve notice ('Hodaa') of General Meetings or of any adjournments thereof to any shareholder.

(b)
Without derogating from the provisions of Article 27(a) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of General Meetings in any manner reasonably determined by the Company, such as posting a notice on the Company's website, filing an appropriate periodic report with the United State Securities and Exchange Commission (the "SEC"), by publishing on one or more international wire services or in one or more newspapers and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion.The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting.

(c)
Any shareholder or shareholders, holding at least one percent (1%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law, request that the Board of Directors include a certain item on the agenda of the meeting to be held in the future. In addition, subject to the Companies Law, the Board of Directors may include such subject in the agenda only if such request has been submitted to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).

28.	Record Date for General Meetings and Other Action

Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or to take or be the subject to, any other action, the Board of Directors may determine a record date, which shall not be more than forty (40) days (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of shareholders of record entitled to vote at a meeting shall apply to any adjournment of the meeting; provided however, that the Board of Directors may determine a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.

PROCEEDINGS AT GENERAL MEETINGS

29.	Participation

Only shareholders of record, as set forth in the Register, on the record date determined by the Board of Directors pursuant to Article 28  above shall be entitled to participate in and vote at a General Meeting.

30.	Quorum

(a)
Two or more shareholders (not in default in payment of any sum referred to in Article 37 (a) hereof), present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (33 1/3%) or more of the voting power of the Company, shall constitute a quorum at General Meetings.  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present at the commencement of the meeting.

(b)
If within half an hour from the time appointed for the General Meeting a quorum is not present, the  General Meeting, if convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the Directors then in office or directly by such shareholders or Directors, shall be cancelled.  Otherwise, if a General Meeting is called and no quorum is present within half an hour from the time appointed for such General Meeting, it shall stand adjourned to the same day in the following week, at the same time and place or to such other day, time and place as the Directors may determine and specify in the publication with respect to the General Meeting. It shall not be necessary to give notice of or publicize such adjournment..  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) shareholders (not in default as aforesaid) present in person, by proxy or by proxy card, shall constitute a quorum.

(c)	The Board of Directors may determine, at its sole discretion, the matters that may be voted upon at the meeting by proxy in addition to the matters listed in Section 87(a) of the Companies Law.

31.	Chairman

The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting, those present at the meeting shall choose someone presentto be Chairman of the meeting.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

32.	Adoption of Resolutions at General Meetings

(a)
Except with respect to matters which require the approval of a special majority under the Companies Law (but including with respect to matters which would require a special majority under the Companies Law due only to the Company's status as a company that was incorporated prior to the effective date of the Companies Law), all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy or by proxy card, and voting thereon.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot.  A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.  The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot.  The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.  All votes properly tendered by proxy card, as set forth in Article 37 (c)(iii), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by written ballot.

(c)
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

33.	Manner of the Meeting

The Board of Directors may, at its sole discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

34.	Resolutions in Writing

Subject to applicable law, resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, email or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

35.	Power to Adjourn

(a)
The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give any notice of an adjournment, however, if the meeting is adjourned for thirty (30) days or more, the Company shall publicize the adjournment and the matters to be included on the agenda of the adjourned General Meeting in the same manner in which it announced the convening of the original General Meeting.

36.	Voting Power

Subject to the provisions of Article 37 (a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

37.	Voting Rights

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder's shares in the Company have been paid.

(b)
A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any meeting of the Company or execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)	Any shareholder entitled to vote may vote in one of the following manners:

(i)	personally;

(ii)	by proxy (who need not be a shareholder of the Company);

(iii)	by proxy card, provided it is completed and returned to the Company’s offices in accordance with its terms; or

(iv)	if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 37 (b).

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy or by proxy card, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names appear in the Register.

38.	Proxies; Instrument of Appointment

(a)	The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I ____________ (Name of Shareholder)  of __________ (Address of Shareholder) being a shareholder of Compugen Ltd. hereby appoint ______________ (Name of Proxy) of ____________ (Address of Proxy) as my proxy to participate and vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________

(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman of the meeting or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)
The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty four (24) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(c)
Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors.  Proxy cards shall be completed and delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(d)
A vote cast pursuant to an instrument appointing a proxy or by proxy card shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a written or, verbal notification to the Chairman, or otherwise.

(e)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article 38 (e) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 38 (e) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 38 (e) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

39.	Powers of Board of Directors

(a)
General. The Board of Directors shall determine the Company's policies, oversee the activities of the chief executive officer (the "Chief Executive Officer"), and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article 39 shall be subject to the provisions of the Companies Law and these Articles.

(b)
Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may deem fit from time to time.

40.	Exercise of Powers of Directors

(a)
A meeting of the Board of Directors at which a quorum is present, whether in person or by any other means by which the Directors may hear each other simultaneously, shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)
A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present and entitled to vote when such resolution is put to a vote and voting thereon.

(c)
A resolution in writing signed by all of the Directors or members of a Committee of the Board of Directors then in office and lawfully entitled to vote thereon (as conclusively determined by by the Chairman of the Board of Directors)  or to which all of such Directors have agreed in writing or given their consent (by  letter, telegram, telex, facsimile, email or their oral consent by telephone (provided that in such event, a written summary thereof has been approved and signed by the Chairman of the Board  of Directors of the Company) ) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors or any committee thereof duly convened and held. .

41.	Audit Committee

(a)
The Board of Directors shall appoint an Audit Committee (all of whose members must be Directors) comprised of at least three Directors, including all of the External Directors.  The composition of the Audit Committee shall be in compliance with the Companies Law and with the rules of any stock exchange on which the shares of the Company are traded.

(b)	The duties of the Audit Committee shall be as provided by applicable law and shall include:

(i)
to detect any deficiencies in the business management of the Company, by among other things consulting with the Company’s internal auditor and independent auditors, and to propose to the Board of Directors ways of correcting these deficiencies; and

(ii)	to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

42.	Delegation of Powers

(a)
Subject to the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors, at least one of which must be an  External Director), including the authority to approve transactions that are not "extraordinary transactions" (as defined in the Companies Law), pursuant to Sections 270(1) and 271 of the Companies Law, and it may from time to time revoke such delegation or alter the composition of any such committee.  Any committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article  55 below, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may deem appropriate, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it deems appropriate.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may deem fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in them.

43.	Number of Directors

(a)
The number of Directors (including External Directors) shall be determined, from time to time, by the Annual General Meeting, provided that the Board of Directors of the Company shall consist of no less than five (5) Directors and no more than fourteen (14) Directors.

(b)
The requirements of the Companies Law applicable to External Directors shall prevail over the provisions of these Articles to the extent that these Articles are inconsistent with the Companies Law, and shall apply to the extent that these Articles are silent.

44.	Election, Appointment and Removal of Directors

(a)
The Directors shall be elected and dismissed by a simple majority of the voting power present and voting at an Annual General Meeting, provided however that any vote to appoint or dismiss an External Director shall be in accordance with and satisfy the requirements of  the Companies Law.  Subject to the maximum number of Directors provided for in Article 43 above, between Annual General Meetings, the Board of Directors shall be empowered to appoint Directors, other than External Directors, by a majority vote of the Directors then in office.

(b)
Directors elected at an Annual General Meeting, except External Directors, shall hold office until the end of the Annual General Meeting,  immediately following the Annual General Meeting at which they were elected and until their successors have been duly elected or until any such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. Directors appointed by the Board pursuant to Article 44(a) above, shall hold office until the end of the immediately following Annual General Meeting or until such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below.. The term of office of External Directors shall be in accordance with and as provided in the Companies Law.

(c)	Subject to applicable law, a Director who has ceased to hold office shall be eligible for re-election or re-appointment.

(d)
The term of office of a Director (including an External Director) will begin as of the date of the Annual General Meeting at which he was elected or as of the date of the meeting of the Board of Directors at which he was appointed (if appointed by the Board pursuant to Article 44(a) above) or at such later date as is determined in the resolution electing or appointing him or pursuant thereto.

(e)
Notwithstanding anything to the contrary in this Article  44, the shareholders may, at any time, by a resolution adopted by a simple majority of the voting power present and voting at a Special General Meeting, discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting and/or appoint a Director (provided that with respect to External Directors, the requirements of the Companies Law are satisfied).

45.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or, subject to applicable law, by reason of his having served as a Director in the past.

46.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and  may fill any such vacancy in accordance with Article 44(a); provided, however, that if they number less than a majority of the minimum number provided for pursuant to Article 43 hereof or if the number of External Directors falls below two, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the minimum number of Directors provided for pursuant to Article 43 hereof, or at least two External Directors, as the case may be, are in office as a result of said meeting.

47.	Vacation of Office

(a)
The office of a Director shall be vacated by the Director's written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)	The Company shall be entitled, at any time, to discharge from office any Director subject to and in accordance with Article 44(e),.

(c)
The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i)  his death, or, if the Director is a legal entity, it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto;; (ii) should he be declared to be legally incompetent; (iii) should he be declared bankrupt; (iv) should he resign his office by notice in writing to the Company; or (v) As otherwise provided in the Companies Law.

48.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director's services as a Director or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

49.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Office Holder (as such term is defined in the Companies Law) in which contract or business such Office Holder has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

PROCEEDINGS OF THE BOARD OF DIRECTORS

50.	Meetings

(a)
The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period.  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors deem fit.  Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear and be heard by all of the other Directors participating in such meeting.

(b)
The Chairman of the Board of Directors may convene a meeting of the Board of Directors, but not less than twenty four  (24) hours notice shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting.  The notice of meeting shall include the agenda of the meeting.  Notice of the meetings of the Board of Directors may be given orally, by telephone, or be sent to each Director in any other reasonable manner at the last physical or email address or telephone or facsimile number that the Director provided to the Company.

(c)
Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than twenty four  (24) hours notice as aforesaid shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting:

(i)	upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)
upon the receipt of a written request from any Director requesting that a meeting be convened and stating that he or she has learned of an alleged violation of the law or of proper business procedure by the Company.

(iii)	upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)	upon the receipt of a written notice from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

51.	Quorum

(a)
Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person, or by telephone conference of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting (as conclusively determined by the Chairman of the Board of Directors).

(b)
If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that prior notice as aforesaid shall have been provided to each of the Directors of such meeting.  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) Directors present in person shall constitute a quorum.

(c)
Notwithstanding anything to the contrary in this Article  51, the quorum for purposes of discussing and resolving upon the termination or suspension of the services of the internal auditor of the Company shall be a majority of the Directors then in office.

52.	Chairman of the Board of Directors

The Board of Directors shall from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting he is not present within fifteen (15) minutes of the time scheduled for the meeting, the Directors present shall choose one of their number to be the chairman of such meeting.  The Chief Executive Officer of the Company shall not serve as the Chairman of the Board of Directors, and the Chairman of the Board of Directors shall not be granted authorities of the Chief Executive Officer, unless such appointment, or grant, as the case may be, is approved by the shareholders in a General Meeting in accordance with Section 121(c) of the Companies Law.  The office of Chairman shall not entitle such Director to a second or casting vote.

53.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

54.	Minutes

(a)
Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose and shall be held by the Company at its principal place of office or its Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereby.

(b)
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

CHIEF EXECUTIVE OFFICER

55.	Chief Executive Officer

(a)
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title).  The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time.  The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)'s place.

(b)
The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)
The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer's employment, subject to the provisions of the Companies Law.

(d)
Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders, and the terms and conditions of such Office Holders' employment.  The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

INTERNAL AUDITOR

56.	Internal Auditor

The Board of Directors shall, subject to and in accordance with the provisions of the Companies Law, appoint an internal auditor pursuant to a recommendation of the Audit Committee.

EXEMPTION, INDEMNIFICATION AND INSURANCE

57.	Indemnity and Insurance

57.1
Insurance . Subject to the provisions of the Companies Law, the Company may enter into contracts to insure the liabilities of its Office Holders for any liabilities or expenses incurred by or imposed upon them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company , to the fullest extent permitted by law, including in respect of any liability imposed on any Office Holder with respect to any of the following:

(a)	A breach of the duty of care owed to the Company or to any other person;

(b)
A breach of the duty of loyalty owed to the Company, provided that, the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice the interests of the Company;

(c)	Monetary liabilities or obligations imposed on him in favor of another person.

(e)
 A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

(f)
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Israel Restrictive Trade Practices Law, 5748-1988 (the "Restrictive Trade Law"), including reasonable litigation expenses, including attorney's fees.

57.2
Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify any of its Office Holders for all liabilities and expenses incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by  law, including, as follows:

(a)	retrospectively; and

(b)	undertake in advance to indemnify the Office Holders to the fullest extent permitted by law, including, as follows:

(i)
For any monetary liabilities or obligations imposed on the Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment or  an arbitrator's decision approved by a court;;

(ii)
For any payments which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(iii)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without filing  of an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of criminal proceedings, or which was concluded without filing of an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) “a proceeding that concluded without filing an indictment in a matter in respect of which an investigation was conducted”; and (ii) “financial obligation in lieu of a criminal proceeding”, shall have the meanings specified in Section 260(a)(1A) of the Companies Law ;

(iv)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal action of which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent.

(v)	For expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney's fees.

(vi)	For any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

provided that: (x) an undertaking in advance to indemnify an Office Holder with respect to the matters specified in Article 57.2(b)(i) above is limited to types of occurrences, which in the opinion of the Board of Directors, in light of the Company's actual activities at the time of the undertaking, are foreseeable and to an amount or to criteria the Board of Directors has determined to be reasonable in the circumstances; and (y) in the undertaking in advance to indemnify an Office Holder, the types of occurrences that the Board of Directors believes to be foreseeable in light of the Company's actual activities at the time the undertaking to indemnify was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the circumstances.

57.3
Exemption of Office Holders. Subject to the provisions of the Companies Law, the Company may ,to the fullest extent permitted by law, exempt and release its Office Holders, including in advance, from and against all or part of such Office Holders’ liability for  monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company.. The Directors of the Company are released and exempt from any and all liability as aforesaid to the fullest extent permitted by law with respect to any such breach, which has been or may be committed.

57.4
The provisions of this Article 57 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

57.5
The Company may, as aforesaid, indemnify, insure and exempt from liability any Office Holder to the fullest extent permitted by applicable law. Accordingly: (i) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law expanding the ability of the Company to indemnify, insure or exempt from liability any Office Holder, or expanding the right of any Office Holder to be indemnified, insured or exempted from liability, beyond or in addition to the provisions of these Articles, shall, to the fullest extent possible, automatically and immediately apply to the Office Holders of the Company and be deemed as included in these Articles to the fullest extent permitted by applicable law; and (ii) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law adversely affecting the ability of the Company to indemnify, insure or exempt from liability any Office Holder or adversely affecting the right of any Office Holder to be indemnified, insured or exempted from liability as provided for in these Articles shall have no effect post factum and shall not affect the Company's obligations or ability to indemnify, insure or exempt from liability an Office Holder for any act (or omission) carried out prior to such amendment, unless otherwise provided by applicable law.

RIGHTS OF SIGNATURE and RUBBER STAMP

58.	Rights of Signature and Rubber Stamp

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company and to further delegate such signatory powers, and the acts and signatures of such person(s) on behalf of the Company,  shall bind the Company insofar as such person(s) acted and signed within the scope of such person's authority.

(b)	The Company shall have at least one official rubber stamp.

DIVIDENDS

59.	Declaration of Dividends

(a)
Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

(b)	No dividend shall be paid otherwise than out of the profits of the Company.

60.	Amount Payable by Way of Dividends

(a)
Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

(b)	No dividend shall carry interest against the Company.

61.	Payment in Specie

(a)
A dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by the distribution of specific assets, paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

(b)
Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

62.	Implementation of Powers under Articles 60 and 61

For the purpose of giving full effect to any resolution under Articles 60 or  61, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates or make payment in lieu of fractional shares in an amount determined by the Board of Directors, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

63.	Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

64.	Retention of Dividends

(a)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles , entitled to become a shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

65.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company as a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a period of three (3) years from the date the same were payable, shall be forfeited and shall revert to the Company; provided however, that the Board of Directors may, at its sole discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

66.	Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may direct in writing.  Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company.  Every such check shall be sent at the risk of the person entitled to the money represented thereby.

67.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS; AUDITORS

68.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may deem appropriate, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

69.	Fiscal Year

The Company's fiscal year shall commence on January 1st and end on the following December 31st.

70.	Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law.  The Company’s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

71.	Auditors

(a)
The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting.  Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. The shareholders of the Company may remove the independent auditor(s) at any time.

(b)	The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c)	The Board of Directors shall determine the remuneration of the independent auditor(s), and shall report to the shareholders on such remuneration at the Annual General Meeting.

DONATIONS

72.	Donations

The Company shall be entitled to donate reasonable amounts to a cause, which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

73.	Notices

(a)
Without derogating from Article 27 above or Article 73(j) below, any notice or document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder's address as described in the Register or such other address as such shareholder may have designated in writing for the receipt of notices and documents.  Any notice or document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the Office or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.  Any such notice or document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 73 (a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
If requested by the Company, each shareholder shall provide the Company with the shareholder's full street and mailing address, as well, if available, with facsimile number and email address. Without derogating from Article 27 above, any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)	The Company may declare that any document(s) will be delivered or be available for review at the Office or any other place designated by the Board of Directors.

(e)
Whenever it is required to give prior notice or publicize a specified number of days in advance or where a notice or publication is valid for a specified period, the day of the publication or the day of service of the notice shall be included in such count or period.

(f)	Service of notice to a relative of a shareholder living at the same address with him will be deemed service to such shareholder.

(g)
Subject to applicable law, any shareholder, Director or other person entitled to receive notice in accordance with these Articles or law may waive notice, in advance or retroactively, in a particular case or type of case or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

(h)
Any person entitled to a share by operation of law or by transfer, transmission or otherwise will be bound by any notice served or by any publication made pursuant to these Articles with respect to such share prior to his being registered in the Register as owner of the shares.

(i)
It shall not be necessary to set forth in detail in any publication as provided for in Article 27(b) above, the full text of any proposed resolutions and a general description of the nature of the matters on the agenda will suffice. The Company shall be entitled, however, but shall be under no obligation to do so, to specify in any publication in respect of a meeting, a place and a time where and when the full text of proposed resolution(s) may be reviewed.

(j)
Notwithstanding anything to the contrary contained herein, the Company may give notice to any shareholder by posting a notice on the Company's website, filing an appropriate periodic report with the SEC, by publishing on one or more international wire services or in one or more newspapers or by publicizing in any other manner reasonably determined by the Company and the date of such posting, filing or other publication shall be deemed the date on which such notice has been served upon such shareholder. Where notice is given by more than one method, it will be deemed served on the earliest of such dates.

(k)
The accidental omission to give notice to any shareholder pursuant to any applicable law or these Articles or the non-receipt of any such notice by any shareholder entitled to receive notice shall not invalidate any action, transaction, resolution or proceedings taken by the Company and/or at or by any General Meeting.

WINDING UP

74.	Winding Up

Subject to the rights of the holders of shares with limited or preferred rights as to liquidation, if the Company is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the  amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.